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Exhibit

Exhibit            Description

99.1	Announcement on 2017/06/14: Change of the Company’s Executive Team

Exhibit 99.1

Change of the Company’s Executive Team

1. Date of the board of directors’ resolution or date of occurrence of the change: 2017/06/14
2. Type of personnel (chairman or general manager): general manager
3. Name and resume of the replaced personnel:
Po-Wen Yen, the CEO of UMC
4. Name and resume of the new personnel:
SC Chien, the Senior Vice President of UMC
Jason Wang, the Senior Vice President of UMC
5. Type of the change (please enter: “resignation”, “conge”, “tenure expired” ,“position adjustment”, “dismissal”, “retirement”, “death” or “new appointment” ): Retirement
6. Reason for the change: Po-Wen Yen, the Chief Executive Officer, has retired.
7. Effective date of the new appointment: 2017/06/14
8. Any other matters that need to be specified: Mr. SC Chien and Mr. Jason Wang will serve as the co-presidents.